Exhibit 3.1

SECTION 2:2 OF THE BY-LAWS OF ANGELICA CORPORATION, AS AMENDED THROUGH MARCH 20, 2006

Section 2:2. Special meetings of the shareholders may be held for any purpose and may be called only by the Chief Executive Officer or by the Board of Directors. At the written request of the Chief Executive Officer or upon receipt of a resolution adopted by at least a majority of the members of the Board of Directors, the Chairman of the Board or the Secretary shall issue a call for a special meeting of the shareholders. Business transacted at all special meetings of the shareholders shall be confined to the purposes stated in the notices of such meetings, unless the transaction of other business is consented to by the holders of all of the outstanding shares of stock of the Company entitled to vote at the meeting.